FORM C Electronic Signature on Behalf of BarLink, LLC

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

BarLink, LLC

TIN: 47-4755299

Fiscal Year End (12/31/2017)

By:

Signature
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

CEO

Dean Matthews
Print Name
CEO

Signature
CEO

02/12/2018
Date

PRINCIPAL FINANCIAL OFFICER/TREASURER

Dean Matthews
Print Name
Principal Financial Officer/Treasurer

[signature]

Signature
Principal Financial Officer/Treasurer

02/12/2018

Date

PRINCIPAL ACCOUNTING OFFICER/COMPTROLLER

Dean Matthews
Print Name
Principal Accounting Officer/Comptroller

[signature]

Signature
Principal Accounting Officer/Comptroller

02/12/2018

Date

Certification of a majority of the Board of Directors:

Dean Matthews
Print Name

[signature]

Signature

02/12/2018

Date